# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ScanTech AI Systems Inc., CIK 0001994624
CUSIP: 80603V104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1735 Enterprise Drive, Buford, Georgia (GA), 30518
Date of event which requires filing of this statement: 05/19/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001480532

## Reporting persons
- York Capital Management Global Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 1,700,000; shared voting power 0; sole dispositive power 1,700,000; shared dispositive power 0; aggregate amount beneficially owned 1,700,000 (6.6% of the class)

## Item 1. Issuer
Name of issuer: ScanTech AI Systems Inc.
Address of issuer's principal executive offices: 1735 Enterprise Drive, Buford, Georgia, 30518

## Item 2. Person Filing
Name of person filing:
This Schedule is being filed by York Capital Management Global Advisors, LLC ("YGA") with respect to:

1,700,000 shares of common stock, par value $0.0001 per share, of the Issuer (the "Common Stock") directly owned by TH Investor, LP, a Delaware limited partnership ("THI"), which were issued in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. York Special Opportunities Fund III GP, LLC is the general partner of THI. YGA, as the senior managing member of York Special Opportunities Fund III GP, LLC, exercises investment discretion over THI and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by THI.
Address of principal business office or, if none, residence:
The principal business office address of YGA is:
York Capital Management Global Advisors, LLC
1330 Avenue of the Americas, 20th Floor
New York, New York 10019
Citizenship: The place of organization of YGA is New York.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,700,000
Percent of class: 6.6%
Sole power to vote or to direct the vote: 1,700,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,700,000
Shared power to dispose or to direct the disposition:
0

The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 25,609,510 shares of Common Stock outstanding as of December 31, 2024, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 14, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this statement as may be deemed to be beneficially owned by YGA is held by THI, which is subject to the investment discretion of YGA.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- York Capital Management Global Advisors, LLC: /s/ Brian Traficante, Brian Traficante/Chief Operating Officer and General Counsel (05/20/2025)